Chad Eskildsen

Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

Subject: Kavilco Incorporated response the SOX audit of 2023 filings

Dear Mr. Eskildsen,

First, I want to thank you for taking the time and patience to explain the deficiencies you encountered when reviewing our 2023 SEC filings.

1. Violation of SEC filing requirements: The company did not file form N-CEN for 2023.

Corrective actions to make sure that this will not happen in the future: The employee that was responsible for filing the N-CEN stated that she had made the filing has been terminated.  In the future, the CFO will review N-CEN filings to insure is made within sixty days of the year-end.

Form N-CEN was filed on September 25, 2024

2. Future disclosure requirements for audited financial statements pursuant to Form N-2 Item 24 Financial Statements section 4g Management’s Discussion of Fund Performance. Covered under this provision, sections (1), (2)(A)1(b) and (B).

Discussion on this provision:  Kavilco Inc. is an Alaskan Village Corporation subject to the provisions and amendments to Alaska Native Claims Settlement Act of 1971.  Settlement Common Stock may not be sold, hypothecated or pledged.  In other words, it is privately held and is valueless.  Accordingly, Kavilco will use (2)(A)1(b) that permits the use of the net asset value when the shares are not listed.

3. Future disclosure requirements on the N-CSR.  In the past, the Certification form was always used with the N-CSR not the Signature exhibit.  Why the terminated employee responsible for the filing decided to use the signature is a mystery.  All future filings will use the Certification form.

I hope my responses addresses your concerns,

Scott Burns

CFO